Hospitality Properties Trust
400 Centre Street
Newton, MA  02458

Via Edgar and Facsimile

September 19, 2007

Ms. Jennifer Gowetski
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549

Re:	Hospitality Properties Trust
Definitive 14A
Filed April 13, 2007 (the “Filing”)
File No. 001-11527

Dear Ms. Gowetski:

The purpose of this letter is to respond to your letter of August 21, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses.

Board Committees, page 12

1.
We note your discussion of the compensation committee and your reference in this section to information on its processes and procedures in the Compensation Discussion and Analysis. Please revise to provide separately a description of the compensation committee's processes and procedures required by Item 407(e)(3) of Regulation S-K. Refer to the text of the Securities Act Release 33-8732A, marked by footnote 493.

Response:

In future filings, we will eliminate the cross-reference in the section on Board Committees to information contained in Compensation Discussion and Analysis and include directly in this section a discussion of the compensation committee’s procedures and processes for considering and determining executive and director compensation.  Our discussion will include an expanded description of the scope of authority of the compensation committee, clarify that the compensation committee may only delegate its authority to subcommittees made up of members of the compensation committee, describe the role of the managing trustees, clarify that no executive officers were involved in determining or recommending the amount or form of executive and director compensation and clarify that compensation consultants have not played a

Ms. Jennifer Gowetski
September 19, 2007

role in determining or recommending executive or director compensation, in each case as subject to change to reflect facts in existence during the period covered by the applicable filing.

Compensation Discussion and Analysis, page 16

2.
We note that you adopted your Incentive Share Award Plan to foster a continuing identity of interest between management and your shareholders and to provide incentive equity awards to your executive officers and others who perform services for you.  Please revise your disclosure to describe what the plan is designed to reward.  In addition, please expand your discussion of the factors that the compensation committee considers in determining incentive share awards to discuss and analyze the listed factors as they apply to your executive officers.

Response:

We will revise our disclosure in future filings to describe, as the compensation committee may determine, what the Incentive Share Award Plan is designed to reward, including, to the extent then applicable, discussion of rewards for individual time and effort previously expended, fulfillment of duties on our behalf by our executive officers and the financial and operating performance of the company.  Our disclosure will also describe what future outcomes, such as executive retention, our plan seeks to achieve.  We will enumerate the factors that the compensation committee considers in determining incentive share awards and we will analyze those factors as they apply to our executive officers.

3.
We note your compensation committee discusses the recommendations of the chair in conjunction with comparative compensation data as well as any other information it deems relevant and determines the amount of the share awards. Please expand your disclosure to describe what you mean by comparative compensation data and identify the component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please describe the type of “other information” that the committee may deem relevant.

Response:

We will expand our disclosure in future filings to more fully describe and identify comparative compensation data, component companies reviewed and other information used by the compensation committee in determining the amount of share awards.

Summary Compensation Table for 2006, page 17

4.
We note the stock awards made to your executive officers. Please clarify whether you have included the aggregate grant date fair value computed in accordance with FAS 123R and include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Ms. Jennifer Gowetski
September 19, 2007

Response:

We confirm that the stock award values shown on the Summary Compensation Table, page 17, consisted of the aggregate grant date fair value computed in accordance with FAS 123R.  Because no assumptions were made in the valuation, we did not include a footnote disclosing assumptions.  Should we make assumptions in the determination of future grant date valuations, we will provide footnote disclosure with an appropriate reference pursuant to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Related Person Transactions and Company Review of Such Transactions, page 22

5.
We note that you have adopted written governance guidelines that address the consideration and approval of any related person transactions. Please expand your disclosure to provide additional information describing your policies and procedures, including any standards to be applied pursuant to the guidelines. Refer to Item 404(b)(1) of Regulation S-K.

Response:

We will expand our disclosure in future filings in order to better describe the policies and procedures governing the consideration and approval of related party transactions.  Our governance guidelines currently contain no specific standard for consideration and approval of transactions with related persons, although our company's declaration of trust (its charter) has a provision expressly permitting our company to engage in a transaction with certain related persons, provided that such transaction has, after disclosure of the applicable affiliations, been approved or ratified by a majority of our disinterested trustees after a determination by them that such transaction is fair and reasonable to our company and its shareholders. Should we subsequently adopt specific standards for consideration and approval of such transactions, our future filings will include a discussion of such standards as required by Item 404(b)(1) of Regulation S-K.

 [Signature page follows]

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me or Mark L. Kleifges, our Treasurer and Chief Financial Officer, at (617) 964-8389 if you have any questions or require additional information.

Sincerely, Hospitality Properties Trust By: /s/ John G. Murray John G. Murray President and Chief Operating Officer

cc:  Mark L. Kleifges